
September 12, 2013

Via E-mail
Mr. C.B. Brechin
Chief Executive Officer and Chief Financial Officer
Brekford Corp.
7020 Dorsey Road
Hanover, MD 21076

> **Re:** **Brekford Corp.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 2, 2013**
> **File No. 000-52719**

Dear Mr. Brechin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, General, and Administrative Expenses, page 14

1.    Please tell us and disclose the reason for the significant increase in bad debt expense for 2012. We note in your financial statements on page 21 that bad debt expense increased

from $256,917 to $1,076,708 while revenues increased by approximately $1.6 million for the year ended December 31, 2012.

Financial Statements for the Year Ended December 31, 2012

Note 2, Summary of Significant Accounting Policies

Accounts Receivable, page 23

2.      We note the Company's practice of reserving for uncollectible citations is based on its best estimate of the amount of probable losses.  Based on the Company's recognition of revenue from its traffic enforcement citations on a net basis, please advise us why there would have been a significant increase in bad debts of approximately $800,000 relative to a smaller increase in revenue of approximately $1.6 million for the year ended December 31, 2012.

Financial Statements for the Quarter Ended June 30, 2013

Note 3 – Line of Credit and Notes Payable Auto, page 6

3.      Please tell us and disclose the risk and uncertainty related to your revolving line of credit not being extended beyond September 28, 2013.  We note the Company has drawn down $2.5 million in the first half of 2013 and that the bank has amended your loan agreement on July 18, 2013 to extend the revolving line of credit for three months to September 28, 2013.  Please reference ASC 275-10-50-16 regarding current vulnerability due to certain concentrations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity, and Capital Resources, page 15

4.      Please tell us and disclose management's plans for obtaining additional financing in the event that its revolving line of credit with PNC is not extended beyond September 28, 2013 to provide sufficient liquidity to meet its working capital needs during the next 12 months.  The Company has $2,500,000 outstanding on its revolving line of credit at June 30, 2013 which has been extended through September 18, 2013, but there is no indication the credit facility will be extended beyond that date.  We note you disclose that "management expects to incur a significant increase in working capital requirements for the Company's expansion in the automated traffic enforcement business" through funds it anticipates to generate in its operations, although cash flow from operations was negative $1.8 million through the first six months of 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director